UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015
___________________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.           Q4 2014 and 2014 Year End Results

Item 1

Financial Highlights

•	Q4 revenues of approx.$1.4B, decrease of approx. 1% from Q4 2013

•	Adjusted operating profit in Q4 of approx. $200M, 8% decrease compared to Q4 2013

•
Adjusted net income for the fourth quarter of approx. $108M, 45% less than the parallel period in 2013 mainly due to higher financial expenses as a result of changes in fair value of hedging instruments and a higher tax rate as a result of the shekel depreciation vs. the US dollar. The effect of the shekel depreciation vs. the dollar will turn positive in the coming quarters.

•	2014 revenues, adjusted operating profit and net income totaled $6.1B, $960M and $695M, respectively.

Important strategic milestones were achieved during the fourth quarter as ICL continues to implement its "Next Step Forward" strategy to grow its core businesses, achieve operational excellence and unify its global business activities:

•
Efficiency improvements, which are expected to contribute $350M per annum to the operating profit by the end of 2016, delivered approx. $100M in 2014, more than offsetting the impact of labor interruptions at the Company’s plants in Israel during the year.

•
Strategic alliance with China’s major phosphate producer, Yunnan Yuntianhua will provide ICL with an additional fully-backward integrated phosphate platform with significant expansion potential of the specialty phosphates business in the rapidly growing Chinese and Asian markets.

•	As of the reporting date, ICL completed the divestiture of several non-core businesses with expected net proceeds after tax of over $300M, on track to achieve total net proceeds of $350-500M.

•	Completion of the acquisition of 100% ownership in Fosbrasil, Latin America’s main producer of purified phosphoric acid for the food, advanced additives and specialty fertilizers markets.

•	Following the conclusion of the quarter:

o	ICL agreed to acquire Prolactal, a leading European dairy proteins manufacturer in line with ICL’s strategy to expand its Food Specialties’ business.

o	ICL inaugurated its European region headquarters in Amsterdam which will house ICL’s European Shared Services Center and its Global Procurement Organization Center.

Tel Aviv, Israel, February 11, 2015 – ICL (NYSE & TASE:ICL), a global manufacturer of products based on specialty minerals that fulfills essential needs of the world’s growing population in the agriculture, processed food and engineered materials markets, today reported its financial results for the fourth quarter ended December 31, 2014.

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 1

1-12/2014		1-12/2013		10-12/2014		10-12/2013
USD millions	% of sales	USD millions	% of sales	USD millions	% of sales	USD millions	% of sales
Sales	6,111		6,272		1,403		1,416
Gross profit	2,196	35.9	2,410	38.4	513	36.6	527	37.2
Operating income	758	12.4	1,101	17.6	174	12.4	123	8.7
Adjusted operating income *	960	15.7	1,196	19.1	200	14.3	218	15.4
Profit before tax	632	10.3	1,100	17.5	121	8.6	125	8.8
Net income attributable to the Company's shareholders	464	7.6	819	13.1	85	6.1	119	8.4
Adjusted net income attributable to the Company's shareholders *	695	11.4	1,012	16.1	108	7.7	195	13.8
Adjusted EBITDA**	1,344	22.0	1,559	24.9	305	21.7	317	22.4
Cash flows from current operations	895		1,127		313		116
Investment in property, plant and equipment	752		827		162		237

(*)
Adjusted operating income is the operating income after elimination of unusual items. For 2013, primarily, a provision for early retirement at ICL Rotem, a provision for removing waste at Bromine, and an impairment of assets recognized in the fourth quarter of 2013. For 2014, mainly about $149 million ($135 million net of tax and finance) relating to a provision in respect of prior periods resulting from an arbitration decision in connection with the royalties' issue, about $71 ($55 million net of tax) million relating to an impairment of assets of subsidiaries in the US and Europe, about $36 (no tax effect)  million in income from entry into consolidation, stemming from the completion of the acquisition of all the shares of Fosbrasil, a loss of about $17 million relating to the strike at ICL Rotem ($14 million net of tax), and other expenses about $1 million.

Adjusted net income is net income net of unusual items (the impacts detailed above in the adjusted operating income and the financing expenses, net of tax), along with the impact of unusual items in the tax category: in 2013, in respect of trapped earnings, and in 2014 an amount of about $62 million in respect of unusual tax expenses stemming primarily from assessment agreements in European subsidiaries. (See note on page 12).

(**) See page 12.

2 Israel Chemicals Limited Q4 2014 and 2014 Year End Results

ICL’s Chairman, Nir Gilad stated: “Fundamental global mega trends that have occurred in recent years, such as the growth of the world’s population, urbanization, rising standards of living, the importance of protecting the environment and technological development, are significantly affecting humanity's needs. ICL’s unique business model and its areas of activity are transforming it into a company specializing in providing the essential needs of humanity in the agriculture, food and engineered materials markets, and they are the basis for ICL’s success and business growth over the past decade. Providing for these essential needs of humanity is an excellent basis for conducting business, and ICL aims to sustain this activity over the next decade. For this reason, we developed our ‘Next Step Forward’ strategy whose purpose is to transform ICL into a leading company that provides the essential needs of humanity in our core markets, and in doing so, to ensure the continued success of the company in the coming decade as well. In addition, global changes in the business environment in which we operate, as well as the simultaneous increase in our tax burden by the Israeli government have intensified our need to accelerate the implementation of our strategic plan to invest in, and acquire growth drivers overseas, as well as to increase efficiency and operational excellence at ICL's plants The Board of Directors views with satisfaction, appreciation and optimism the impressive process by which the various components of the strategy are being realized, and thank and congratulate ICL’s management on its achievements.”

“During 2014 ICL made substantial progress in implementing key elements of our ‘Next Step Forward’ strategy,” said ICL’s President & CEO, Stefan Borgas, “We are strengthening our mineral assets position through the strategic alliance with Yunnan Yuntianhua in China, which will give ICL an additional backward-integrated, world-scale phosphate platform, through our capacity expansions of potash and vacuum salt at ICL Iberia and polysulphate at ICL UK, and through our alliance with Allana Potash to mine potash in Ethiopia. During 2014 ICL also solidified its value chain downstream operations as a leading provider of specialty fertilizers, purified phosphoric acid, next generation polymeric flame retardants and value ingredients for the food industry. On the other hand we were successful in divesting several non-core businesses to better owners, and we will use the proceeds to strengthen our positions in the agriculture, food and engineered materials markets. Financially 2014 was a transition year for ICL in which our results were negatively impacted by not only labor disruptions in Israel and macro issues in several of our markets, but also due to our pro-active efforts that included resolving a long-standing royalties issue, taking write offs related to non-core assets and implementing a range of measures to achieve cost reductions, all of which have laid a solid foundation for improved results in 2015 and beyond”.

Business environment and major developments in ICL’s segments:
ICL Fertilizers:

•	Strong potash volume year was negatively impacted by labor disruptions in ICL Dead Sea in Q4

•	Very satisfying phosphate performance supported by volumes, price increases and strong operating step-up

•	In Specialty Fertilizers, weak environment in Eastern Europe was strongly offset by significant efficiency gains

•	Continued solid demand in phosphates and operational improvements are expected to balance short term potash and Specialty Fertilizers uncertainties

ICL Industrial Products:

•	Stable demand for flame retardants and bromine biocides is expected to continue whereas clear brine fluids business is expected to be negatively impacted by lower oil prices as of 2H2015

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 3

•	Improved operating profit supported by product-mix effect and efficiencies, offset by the impact of labor interruption in the inefficient compound plant in Israel

•	Margin expansion through implementation of cost reduction and selective price increases expected to take effect in 2015

•
Following the conclusion of the quarter, in response to ICL’s efficiency initiatives in its bromine compound plant in Israel, which includes an intention to reduce the labor force by 140 employees, the workers council announced a strike at the plant on February 2, 2015. ICL’s management is taking measures to minimize damages resulting from the strike and to complete the efficiency programs, inter alia through negotiations with the workers council.

ICL Performance Products:

•	Q4 results impacted by lower demand in Europe, increased competition in the US and the depreciation of the Euro

•	In the last 5 months, Food Specialties launched 30 new multi ingredient solutions demonstrating growth of the core business

•	Acquisitions of Fosbrasil and Prolactal will contribute to portfolio and geographic expansions

ICL achieved several important strategic milestones during and following the quarter:

Efficiency Plan:
In line with its ‘Next Step Forward’ strategic goal of achieving operational excellence and greater efficiency, ICL delivered about $100 million in efficiency improvements in 2014 operating profit, offsetting the impact of labor interruptions at its Israel facilities. Approx. 71% of the company’s improvements were achieved in ICL Fertilizers. The Company continues to implement efficiency initiatives in Israel – at the Dead Sea and at its Bromine Compound plant in Neot Hovav, notwithstanding disputes with the Company’s labor unions. During 2015, ICL intends to open a Shared Services Centers Israel (Beer Sheva) in addition to the centers in Europe (Amsterdam) and in the US (St. Louis) to achieve additional efficiencies, and to implement other operational excellence initiatives at ICL sites around the world. It will also expand the responsibilities of the Company’s recently launched Global Procurement Organization in order to achieve further savings. A new power plant at ICL Dead Sea is also expected to come on line during the year and contribute further savings in energy costs.

Strategic Alliance with Yunnan Yuntianhua:
ICL entered into an agreement with Yunnan Yuntianhua, China’s second largest chemicals manufacturer (approx.$9 billion in revenues) and the third largest phosphate producer in the world. ICL and Yunnan Yuntianhua will create a new 50/50 joint venture company, controlled by ICL, of a fully backward integrated phosphate business with a world-scale phosphate rock mine and downstream operations. The total deal value is estimated at approx. $452 million. In order to strengthen the strategic partnership, and to create added value for their shareholders, approx. $269 million of the investment will be used to purchase a strategic holding in Yunnan Yuntianhua, China’s leading producer of phosphate rock and fertilizers, traded on the Shanghai Stock Exchange (Shanghai: 600096). The new shared issued will represent 15% of the share capital of Yunnan Yuntianhua. The balance of the deal value, in the amount of $183 million, is in the

4 Israel Chemicals Limited Q4 2014 and 2014 Year End Results

phosphate JV (in addition to a net debt of $100M). The JV will leverage ICL’s and Yunnan Yuntianhua’s technical, marketing and production expertise, and will include a joint phosphate R&D platform for developing new processes and products. ICL expects to close the transaction in the first quarter of 2016, subject to governmental approvals.

The JV will increase ICL’s phosphate platform by more than 50% and expand its phosphate end-to-end business model across additional attractive geographies. Coupled with ICL’s existing $2 billion specialty phosphates business in Europe, North America and Brazil, the JV will grant ICL the following important abilities:

•	Transform ICL into a larger and more competitive phosphate player by expanding its phosphate platform into the rapidly growing Chinese and Asian markets

•	Nearly double ICL’s global phosphate market share as it becomes a new major player in China’s and Asia’s growing specialty markets for fertilizers, food ingredients and engineered materials

•	Build a world-scale, diverse and competitive specialty phosphates operation for three of ICL’s target markets: China, SE Asia and India

•	Strengthen ICL’S downstream phosphate business position as a leading global backward integrated phosphate player with the largest specialty products portfolio.

•
Balance ICL’s global supply chain from two integrated sites, one in Israel and the other in China, in order to better serve ICL’s customers in the Europe, the Americas and Asia, and generate supply chain and CAPEX synergies

•
Potential for significant expansion and synergistic opportunities including upgrading and expanding the purified phosphoric acid production facilities, expanding downstream operations and altering the JV’s commodity/specialty sales volume ratios from 90/10 to 50/50 by utilizing ICL’s know-how; offering higher value added products; expanding bulk fertilizers production via debottlenecking; and improving utilization and processes.

•	Timing of the deal enables ICL to take advantage of current low phosphate prices to secure long-term reserves and a market share in emerging markets.

The JV is expected to be cash EPS accretive from the first full year of operations, expand EBITDA margins and achieve synergies of at least $30 million per year within five years. The JV’s CAPEX is estimated at approx. $340 million, spread over a five-year period from the closing of the transaction.

Acquisition of Prolactal:
Following the end of the quarter, ICL’s Food Specialties unit, part of ICL Performance Products, announced the acquisition of Prolactal GmbH, a leading European producer of dairy proteins for the food and beverage industries. The transaction is expected to close in Q2’2015, subject to regulatory approvals. Prolactal, a privately-held company with revenues (2014) of ~€100 million, produces a range of functional dairy proteins used by the beverage, dairy and meat industries to stabilize and improve the nutritional value of beverages and foods. Dairy proteins are an essential, easily absorbed ingredient widely used in health, sports, baby and infant foods. The combination of ICL’s backward integrated specialty phosphate capabilities, Prolactal’s protein capabilities and both companies’ advanced know-how will enable ICL Food Specialties to provide a broader selection of innovative, value-added food additives for improvement of texture and stability that

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 5

outperform other currently available solutions, and to meet the growing demand for healthy foods and beverages containing higher protein levels.

ICL expects the acquisition to contribute substantial sales and marketing synergies in several regions worldwide and to be EPS accretive from the first year of consolidation. The acquisition of Prolactal is a key milestone in ICL’s strategy to strengthen and grow its core food business, and will help transform ICL Food Specialties into an integrated, global formulator supplying unique, value-added solutions for improvement of texture and stability.

Completion of the Fosbrasil acquisition:
During the fourth quarter, ICL completed its acquisition of 100% of Fosbrasil S.A. (increase from a rate of holdings of 44.25% to 100%), Latin America’s leading producer of purified phosphoric acid for the food market and specialty fertilizers and a producer of downstream phosphate-based products and specialty fertilizers with annual revenues of approx. $100 million. ICL is a global producer of phosphoric acids and phosphate products with production facilities in Israel, the US, Mexico, Germany and China. The acquisition of Fosbrasil expands ICL’s footprint in Brazil and will lead to a nearly 50% increase in ICL’s purified phosphoric acid volumes, transforming ICL into a market leader in South America in specialty phosphates for food, agriculture and engineered materials markets. The consolidation will also enable ICL to broaden its product portfolio, achieve greater competitiveness and utilize synergies by optimizing its operations and increasing its control over production and marketing activities.

Divestitures of non-core businesses on track to achieve net proceeds of $300-500M:
During the quarter ICL signed agreements for the sale of several of its non-core businesses. The sale of ICL’s APW (Alumina, Paper, Water) business units is expected to generate net proceeds (Enterprise Value net of taxes) of approx. $220 million. This sale and other divestitures agreed during the quarter, including Rhenoflex, the leather shoes reinforcement business, the Anti-Germ business and Medentech, are expected to generate net proceeds of more than $300M. ICL intends to use the proceeds to strengthen its core businesses.

Establishment of European Regional Headquarters:
Following the fourth quarter, ICL inaugurated its new European region headquarters in Amsterdam. The facility will house one of ICL’s four global Shared Services Centers (together with an existing center in the US and the planned center in Israel), as well as ICL’s Global Procurement organization. Among the 300 employees who will work at the headquarters following its completion in mid-2015 will be executives of ICL’s business units in Europe and members of ICL’s European M&A team. The new regional headquarters will serve as a platform for creating ‘ONE ICL’ and contribute to improved efficiency and operational excellence, strengthen ICL’s European business activities and the Company’s long-standing relationships with its European customers and suppliers. The Netherlands’ positive business and regulatory environment will also provide an empowering work environment for the Company and its employees in Amsterdam.

Potash for Growth – Ethiopia:
Following the positive results of ICL’s farmer education program in India, ‘Potash for Life’, 2014 the Company launched its ‘Potash for Growth’ program in Ethiopia in December 2014. The program is designed to unlock the potential of agriculture in Ethiopia by promoting balanced fertilization among Ethiopia’s farmers to increase agricultural productivity and economic benefit, as well as to contribute to the creation of sustainable food production in Ethiopia. The program

6 Israel Chemicals Limited Q4 2014 and 2014 Year End Results

includes hundreds of potash demonstration plots, support of a nationwide soil fertility mapping effort to recommend optimal fertilizer applications on local levels as well as of research by graduate students at Ethiopian universities to increase knowledge of balanced fertilization and develop specialists in plant nutrition.

The program in India which was launched in 2013 has achieved substantial progress in providing Indian farmers with science-based evidence of the benefits and the improved profitability that derive from using potash fertilizers on over 20 crops that were tested.

Additional strategic milestones and major events during 2014:

Expansion of Activities at ICL Iberia:
ICL is expected to invest $435 million to create the infrastructure for a long-term increase of production capacity at ICL Iberia in Catalonia, Spain, while significantly reducing its potash production cost per tonne to a very competitive level, with marginal cost per tonne similar to that of the Dead Sea. The investment, which will significantly reduce the plant’s environmental footprint, consists of a step-by-step increase in capacity to about 1.4M tonnes p.a.; transforming plant output to nearly 100% granulated product; doubling vacuum salt capacity to about 1.5M tonnes p.a.; upgrading of infrastructure in the mine (entry ramp to the mine), site logistics  and port platform in Barcelona port to support production, transportation and export of approx. 2.3M tonnes; and a feasibility study of a new brownfield project aimed at expanding production by an additional 1M tonnes of potash annualy.

Agreement with AkzoNobel:
ICL signed a non-binding MOU with AkzoNobel for long-term cooperation in the production and marketing of 1.5 million tonnes of high quality vacuum salt and 50,000 tonnes of white potash at the Company’s ICL Iberia potash plant in Spain.

Strategic Alliance with Allana Potash:
ICL entered into a strategic alliance with Allana Potash to develop Ethiopia’s Danakhil potash deposit as part of its strategic effort to develop potash resources outside of Israel. The agreement includes a minority holding and an offtake agreement for shipment to ICL markets in Asia and Africa. Based on feasibility tests conducted by Allana, it is expected that up to one million tonnes of potash can be mined annually within a period of less than five years from commencement of the project.

Expansion of the polysulphate production capacity in ICL UK:
ICL UK announced a £38 million investment program to expand its mining and production capacity of Polysulphate, a new multi-nutrient sulphate fertilizer, from its current 130 thousand tonnes per year to 600 thousand tonnes per year. The British government approved a grant of £4.9 million to the project.

Acquisition of AmegA Sciences:
ICL’s Specialty Fertilizers business unit acquired AmegA Sciences, an innovative and industry-leading UK-based developer of products for the specialty agriculture, horticulture and turf & amenity markets, including solutions related to water conservation, water retention and enhanced

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 7

growth. The acquisition strengthens ICL Specialty Fertilizers’ position in specialty agriculture markets by adding to its core technologies and product portfolio.

Polymeric flame retardant manufacturing agreement with Albemarle:
The JV will operate a 2,400 tonnes per year plant in the Netherlands and a 10,000 tonnes per year plant in Israel of a new polymeric flame retardant which is the alternative to the HBCD, the industry standard flame retardant used in polystyrene foam applications that is being phased out in Europe, Japan and other countries. The JV will offer environmentally-friendly, fire safety products based on license from Dow Chemicals and the additional capacity will meet the market existing and future needs. The JV will create the largest producer of this polymeric flame retardant and will contribute to lower risk as well as lower costs due to economies of scale.

Listing on the New York Stock Exchange:
ICL listed its ordinary shares on the New York Stock Exchange resulting in their dual listing on both the NYSE and the Tel Aviv Stock Exchange. The listing on the NYSE is meant to broaden ICL’s global investor base, improve the liquidity of its shares, provide ICL with greater access to global capital markets and increase its flexibility in managing its capital structure.

Sheshinski Committee II Report:
Following the unanimous approval by the Israeli government’s Socio-Economic Cabinet of the recommendations of the Committee for Examination of the State’s Share from Use of Natural Resources, and in light of deteriorating business conditions in Israel accompanied by a lack of regulatory certainty, ICL’s Board of Directors decided to cancel planned investments of about $750 million in in Israel; to re-evaluate planned investments in Israel totaling approximately $1 billion; to re-evaluate the closure of ICL’s Magnesium plant in January 2017 (subject to the government’s recognition of the contribution of the synergies derived by the plant) and to focus on reducing costs as a key component for creating business value in Israel by implementing efficiency plans at ICL’s plants in the Negev. ICL continues to work to materially change the business environment in Israel in order to justify future investments in Israel by ICL.

CDP Award:
ICL was recognized as a world leader in reducing greenhouse gas emissions and mitigating climate change. For the second year in a row, ICL’s 2014 report to the Carbon Disclosure Project (CDP) received a score of 98 (out of 100) in the CDP’s Carbon Disclosure Index. It also received the highest grade (A) for its efforts to reduce its GHG emissions, placing ICL among the 150 top global companies and the second best overall among global fertilizer producers. ICL submits detailed reports to the CDP as part of its strategy of sustainability, corporate responsibility and transparency.

8 Israel Chemicals Limited Q4 2014 and 2014 Year End Results

Results of Operations for 2014

Sales
ICL's sales in the period of the report amounted to about USD 6,111 million, compared with USD 6,272 million in the corresponding period last year. This decrease stems mainly from a decrease in selling prices, which led to a decrease in sales of about USD 431 million. This decrease was partly offset by an increase in quantities sold, including the first-time consolidation of companies acquired during the period of the report, which contributed about USD 252 million, and from the impact of changes in currency exchange rates, in the amount of about USD 18 million. As a result of the labor interruptions at ICL Dead Sea during the fourth quarter, the Company's sales were unfavorably impacted, in the amount of about USD 60 million.

ICL's sales in the fourth quarter amounted to about USD 1,403 million, compared with USD 1,416 million in the corresponding period last year. This decrease stems mainly from the impact of changes in currency exchange rates, in the amount of about USD 45 million and from a decline in quantities sold, in the amount of about USD 20 million. This decrease was partly offset by an increase in selling prices, which led to an increase in sales of about $26 million and the first-time consolidation of companies acquired during the period of the report which resulted in an increase in sales of about $26 million. As a result of the labor interruptions at ICL Dead Sea in the fourth quarter, the Company's sales were unfavorably impacted by about USD 60 million.

Below is a geographical breakdown of sales:

	1-12/2014		1-12/2013		10-12/2014		10-12/2013
CIF sales	USD millions	%	USD millions	%	USD millions	%	USD millions	%
Israel	284	4.6	319	5.1	58	4.1	83	5.9
North America	1,374	22.5	1,207	19.2	318	22.7	276	19.5
South America	569	9.3	748	11.9	167	11.9	121	8.6
Europe	2,389	39.1	2,378	37.9	508	36.2	535	37.8
Asia	1,299	21.3	1,464	23.3	299	21.3	364	25.7
Rest of the world	196	3.2	156	2.6	53	3.8	37	2.5
Total	6,111	100.0	6,272	100.0	1,403	100.0	1,416	100.0

The breakdown of sales in the period of the report indicates an increase in sales in North America, primarily as a result of a higher sales volumes of potash, bromine-based and chlorine-based biocides for water treatment, inorganic bromine products and magnesium products. In addition, there was an increase in sales in Europe deriving from an increase in sales in the Performance Products segment, mainly as a result of the acquisition of Hagesued and an increase in the sales of P2S5. On the other hand, there was a decrease in sales in Asia, mainly due to a decrease in prices of potash compared with last year and a decrease in quantities of potash sold in Asia, except for China. The decline in South America stems mainly from a decline in quantities sold and selling prices of fertilizers and potash sold, compared with the corresponding period last year. The decline in quantities of fertilizer sold in South America, derives, mainly, from the impact of the strike at ICL Rotem and from a decline in the quantities of potash sold deriving from a lack of availability of granulated potash.

The breakdown of sales in the quarter indicates an increase in sales in North America, mainly as a result of an increase in quantities and prices of potash sold, along with an increase in the sales volumes of inorganic bromine products and magnesium products. The increase in sales in South America stems from an increase in quantities and prices of potash sold. On the other hand, there

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 9

was a decrease in sales in Asia, mainly as a result of a decrease in quantities of potash sold to China as a result of the labor interruptions in ICL Dead Sea. The decline in Europe derives mainly from a decrease in quantities of potash sold and the impact of the weakness of the euro against the dollar on the dollar price of potash and on ICL Performance Products sales revenues. This decline was partly offset by the contribution of the acquisition of Hagesud along with an increase in sales of P2S5.

Cost of sales
The cost of sales in the period of the report amounted to about USD 3,915 million compared with about USD 3,862 million in the corresponding period last year – an increase of about USD 53 million. The increase in the cost of sales derives, primarily, from an increase in quantities sold, including the first-time consolidation of companies acquired during the period of the report, in the amount of about USD 116 million, the impact of the change in currency exchange rates in the amount of about USD 35 million, from the impact of the strike at ICL Rotem in the amount of about USD 26 million, net of an amount of strike insurance received of about USD 9 million, and an increase in the royalties expenses in the current period due to the arbitration decision regarding this matter, in the amount of about USD 12 million. This increase was partly offset by a decline in the raw-material and energy prices, in the amount of about USD 56 million, a decrease in salaries expenses, in the amount of about USD 39 million, mainly due to the impact of retirement of employees at ICL Rotem, and from decrease in other operating expenses, in the amount of about USD 32 million, stemming from, among other things, a decrease in the expenses for maintenance and subcontractors and a decline in royalties due to the drop in sales.

The cost of sales in the fourth quarter amounted to about USD 890 million compared with about USD 889 million in the corresponding period last year. The cost of sales was impacted, primarily, by an increase in the prices of raw materials, in the amount of about USD 27 million, first-time consolidation of companies acquired during the period of the report, in the amount of about USD 20 million, and an increase in the royalties expenses in the current period as a result of the arbitration decision, in the amount of about USD 4 million. This increase was mostly offset by the change in the currency exchange rates, in the amount of about USD 41 million, and a receipt in respect of strike insurance at ICL Rotem, in the amount of about USD 9 million.

Energy costs constituted approximately 7% of ICL's total operating costs in the period of the report. Energy costs in the period of the report decreased compared with the corresponding period last year due to the increased use of natural gas which leads to a savings as a result of the switch from the use of expensive fuels, and from the undertaking to purchase electricity from OPC, at lower costs compared with the price of the electricity purchased from the Israel Electric Company, which contributed to a reduction in the energy costs in the period of the report.

Selling and marketing expenses
Selling and marketing expenses in the period amounted to about USD 839 million, compared with about USD 850 million in the corresponding period last year. Selling and marketing expenses include, mainly, costs in respect of marine shipping, overland shipping, selling commissions and employee salaries. The decrease in the expenses stems mainly from a decrease in shipping expenses as a result of a decline in marine and overland shipping costs, and a change in the mix of destinations and products.

10  Israel Chemicals Limited Q4 2014 and 2014 Year End Results

Selling and marketing expenses in the fourth quarter amounted to about USD 194 million, compared with about USD 220 million in the corresponding period last year. The decrease in expenses stems mainly from a decline in shipping expenses due to a decline in the marine and overland shipping costs, a change in the mix of destinations and products, and a reduction in quantities sold.

Marine transportation expenses constituted about 7% of ICL’s total operating costs in the period of the report, totaling about $369 million. After several years of falling marine bulk transportation prices, commencing from mid-2013 there has been an increase in shipping prices which reached a record high for the last 3 years, at a level of 2,337 points in the middle of December 2013 (the BDI - Baltic Dry Index- marine shipping index). Starting from the first quarter of 2014, prices fell to their level prior to the increase and the average index for 2014 was 8% less than the average index for 2013. The average index for the quarter was 40% less than the average index for the fourth quarter of 2013, which is explained partly by a drop in fuel prices during this period. The impact of the decline in the marine shipping prices, as stated above, was partly offset by an increase in marine shipping resulting from an increase in quantities sold.

General and administrative expenses
General and administrative expenses in the period of the report amounted to about USD 306 million, compared with about USD 281 million in the corresponding period last year. General and administrative expenses in the quarter amounted to about USD 80 million, compared with about USD 74 million in the corresponding period last year. General and administrative expenses increased as a result of, among other things, first-time consolidation of companies acquired in the period of the report as well as due to consulting and other expenses in connection with updating and implementing the Company’s strategy, issuance of the Company’s shares on the New York Stock Exchange and additional processes.

Research and development expenses
R&D expenses in the period amounted to about USD 87 million, an increase of about USD 4 million compared with the corresponding period last year.

R&D expenses in the fourth quarter amounted to about USD 20 million, a decrease of about USD 2 million compared with the corresponding period last year.

Other expenses
Other expenses, net, in the period of the report, amounted to about USD 207 million, compared with about USD 94 million in the corresponding period last year. Other expenses include mainly unusual items, in the amount of about USD 149 million (before interest expenses and tax impact) relating to prior periods, due to the arbitration decision regarding the royalties' issue, and from an impairment in value of assets in subsidiaries in the US and Europe, in the amount of about USD 71 million. This increase was partly offset by income of  about USD 36 million resulting from a capital gain following the completion of the acquisition of 100% holdings in Fosbrasil. Other expenses last year included primarily a provision for early retirement at ICL Rotem in the amount of about USD 60 million, a provision for treatment of waste in the amount of about USD 25 million, and an impairment in the value of assets in the amount of about USD 10 million.

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 11

Other expenses, net, during the quarter amounted to about USD 45 million. The expenses include income from a capital gain following the completion of the acquisition of 100% in Fosbrasil in the amount of USD 36 million, which was offset by an impairment in the value of assets in subsidiaries in the United States and in Europe, in the amount of about USD 71 million. Other expenses last year stemmed mainly from a provision for early retirement at ICL Rotem, in the amount of about USD 60 million, from a provision for treatment of waste, in the amount of about USD 25 million, and from an impairment in value of assets, in the amount of about USD 10 million.

Adjusted EBITDA for the periods of activity*
Adjusted EBITDA for the fourth quarter and for 2014 was about USD 305 million and USD 1,344 million, respectively. Calculation of Adjusted EBITDA was made in millions of dollars, as follows:

1-12/2014	1-12/2013	10-12/2014	10-12/2013
Net income to Company shareholders	464	819	85	119
Depreciation	356	338	92	92
Finance expenses, net	156	27	66	6
Taxes on income	166	280	36	5
Unusual items	202	95	26	95
Total	1,344	1,559	305	317

(*) We disclose in this report financial measures titled Adjusted EBITDA, Adjusted operating income and Adjusted net income attributable to the Company's shareholders. We use Adjusted EBITDA, Adjusted operating income and Adjusted net income attributable to the Company's shareholders to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our income to Company shareholders plus depreciation and amortization plus financing expenses, net and taxes on income plus items we view as unusual which were adjusted for the operating income and net income attributable to the Company's shareholders. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting financing expenses, net), taxation (affecting taxes on income) and the age and book depreciation of facilities and equipment (affecting relative depreciation and amortization), which may vary for different companies for reasons unrelated to operating performance. Adjusted EBITDA is a non-IFRS measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted EBITDA, as presented in this report, may not be comparable to similary titled measures reported by other companies due to differences in the way that these measures are calculated.

Financing expenses
Net financing expenses in the period of the report amounted to about USD 156 million, compared with net financing expenses of about USD 27 million in the corresponding period last year. Financing expenses include a provision, in the amount of about USD 32 million, mainly in connection with the arbitration decision dated May 19, 2014 regarding the royalties’ issue. After elimination of the above-mentioned provision, financing expenses amounted to about USD 124 million – an increase of about USD 97 million, compared with the corresponding period last year. The increase derives mainly from an increase in interest expenses, in the amount of about USD 21 million, expenses in respect of a change in the fair value of hedging, energy and marine shipping transactions in the period, in the amount of about USD 41 million, compared with revenues of about USD 20 million in the corresponding period last year, and as a result of expenses in respect of a change in the fair value of currency and interest transactions and the impact of exchange rate differences on provisions for employee benefits in the period, in the amount of about USD 6 million, compared with revenues of about USD 21 million in the corresponding period last year. On the other hand, there was a decrease in interest expenses in respect of provisions for employee benefits, in the amount of about USD 3 million. In addition, borrowing costs, in the amount of about USD 16 million, were capitalized during the period.

Net financing expenses in the fourth quarter amounted to about USD 66 million, compared with net financing expenses of about USD 6 million in the corresponding period last year, an increase of about USD 60 million. The increase in financing expenses in the quarter compared with the corresponding period last year stemmed mainly from an increase in interest expenses, in the amount of about USD 6 million, expenses in respect of a change in the fair value of hedging, energy and marine shipping transactions in the period, in the amount of about USD 23 million, compared with revenues of about USD 8 million in the corresponding period last year, and as a result of expenses in respect of a change in the fair value of currency and interest transactions and the impact of exchange rate differences on provisions for employee benefits in the period, in

12  Israel Chemicals Limited Q4 2014 and 2014 Year End Results

the amount of about USD 35 million, compared with revenues of about USD 4 million in the corresponding period last year. On the other hand, there was a decrease in interest expenses in respect of provisions for employee benefits, in the amount of about USD 6 million. In addition, borrowing costs, in the amount of about USD 13 million, were capitalized in the fourth quarter.

Tax expenses
Tax expenses in the period amounted to about USD 166 million, compared with tax expenses of about USD 280 million in the corresponding period last year. The tax rate on the pre-tax income is about 26.3% compared to about 25.5% last year. The rate of tax expenses in the period of the report was impacted by unusual tax expenses, in the amount of about USD 62 million, mainly as a result of an assessment agreement in subsidiaries in Europe, from the change in the shekel/dollar exchange rate that gave rise to an increase in the tax rate of the companies operating in Israel the source of which are differences in the measurement basis, and an increase in the Israeli Corporate Tax rate to 26.5%. In the corresponding period last year, tax expenses included unusual tax expenses recognized in respect of the release of trapped earnings, in the amount of about USD 107 million.

Tax expenses in the fourth quarter amounted to about USD 36 million, compared with tax expenses of about USD 5 million in the corresponding quarter last year. The tax rate on the pre-tax income is about 29.5%, compared with about 4.0% in the corresponding period last year. The rate of tax expenses in the quarter was impacted, mainly, by unusual tax expenses as a result of the reduction in the deduction for tax purposes in respect of investments made by a subsidiary in Europe in prior periods, in the amount of about USD 11 million, from the change in the shekel/dollar exchange rate that gave rise to an increase in the tax rate of the companies operating in Israel the source of which are differences in the measurement basis, an increase in the Israeli Corporate Tax rate to 26.5%, and withholding of tax relating to a dividend between foreign subsidiaries. The low tax expenses last year stemmed mainly from the change in the shekel/dollar exchange rate, which gave rise to a decrease in the tax rate of companies operating in Israel, where the source of the differences is the measurement basis.

On December 29, 2013, an assessment was received by the Tax Authority stating that the Company is required to make an additional tax payment in the amount of USD 230 million over and above the amount paid for the years 2009 to 2011. The Company filed an appeal of the assessment with the Tax Authority. On January 27, 2015, the Company received an order from the Tax Authority which puts the additional tax amount at about $200 million. The Tax Authority’s main contention is that the ICL subsidiaries, Dead Sea Works and Rotem Amfert Negev, are not entitled to benefits under the Encouragement of Capital Investments Law, as of the effective date of Amendment No. 60 of the said Law in 2005. The Company disagrees with the position of the Tax Authority, and with the assistance of its legal advisors, it is preparing to file an appeal of the order. No provision for tax was included in the financial statements in respect of the said assessment.

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 13

Operating Segments – ICL Fertilizers

Business environment

Following stability in the first half of 2014, prices of crop commodities dropped sharply in the third quarter of the year in response to expectations by the US Department of Agriculture (USDA) of a record harvest as a result of an increase in planted areas, along with favorable weather conditions in the primary growing areas. In December 2014, grain prices increased moderately to low levels compared with last year’s prices. In January 2015, the trend reversed, prices once again began to fall, and the grain prices reached their lowest level since 2010. Nonetheless, in the beginning of February 2015 the trend changed and the grain prices started to show a slight recovery.

Based on the report published by the USDA in January 2015, an increase is expected in the grain stock-to-use ratio, to a level of 21.15% at the end of the 2014/2015 agricultural year, compared with 20.70% at the end of the 2013/2014 agricultural year, and 19.85% for the 2012/2013 agricultural year. Most of the expected increase in the 2014/2015 agricultural year stems from an increase in the inventory of corn and wheat. The inventory of soybeans, which is not included in the grains' inventory index, is also on the rise.

Production of ethanol from corn in the U.S. in 2014 was slightly higher than in the prior year and an additional increase is also expected in 2015 (the ethanol industry in the U.S. is expected to consume about 35%-40% of the corn harvest in the country). This trend is expected despite the decline in fuel prices in the last few months. In any event, it is noted that the sharp rise in the production of ethanol that had continued up to 2010 came to a halt due to moderation of fuel prices, a decision not to increase the percentage of ethanol in gasoline (the blending rate) from 10% to 15%, and a decline in fuel consumption in the United States.

During the second half of 2014, potash shipments to the Company’s customers in China continued at the quoted sales’ prices (spot prices), albeit at a slower pace than planned due to labor interruptions at ICL Dead Sea. In 2014, imports of potash into China reached a level of 8.03 million tonnes – the highest level since 2007 and about 21.3% higher than the corresponding period last year. In the Company's estimation, the trend of increasing imports into China is expected to continue in 2015 due to an increase in consumption and logistics problems of the local producers.

After several years of low demand for potash in India, which stemmed from, among other things, the government’s subsidy policy that gave preference to nitrogen fertilizers, there was a significant improvement in imports of potash into India in 2014. Potash imports increased from 3.07 million tonnes in 2013 to 4.29 million tonnes in 2014. This increase was achieved notwithstanding the fact that there was no change in the subsidy policy and the price for the final farmer remained at the same level as it was during the last two years. In the Company's estimation, improvement in demand for potash in India is expected to continue in 2015 as farmers have adapted to the higher level of prices, and this is expected to support an increase in demand in upcoming years, as well.

14 Israel Chemicals Limited Q4 2014 and 2014 Year End Results

Demand for potash in Brazil was high in 2014 and imports of fertilizers into Brazil reached record levels. In 2014, 9.1 million tonnes of potash were imported into Brazil, compared with 7.6 million tonnes in 2013 – an increase of 19.0%

From January to November 2014, there was a decrease in prices of phosphate fertilizers. These price decreases stemmed from a combination of supply and demand factors. On the demand side, imports into India (the main importer of DAP) were low in the first three quarters of the year. On the supply side, there was a significant increase in the export of phosphate fertilizers from China, which increased considerably this year and even reached new markets, such as the United States. In addition, the new Saudi producer (Ma’aden) increased its exports this year, and Saudi fertilizers reached Brazil for the first time. Notwithstanding that, the fall in prices came to a halt in December, and a moderate increase in prices of phosphate fertilizers commenced. This improvement stemmed from the resurgence in demand along with limitation on the supply side. Regarding demand, commencing from October, India increased the import of fertilizers, and toward the end of the year it became clear that imports in 2014 had increased significantly compared with the prior year. Furthermore, additional customers that ceased buying in anticipation of further price decreases returned to the market with the understanding that additional price decreases are not expected. On the supply side, a number of large producers implemented a policy of contracting production: Mosaic, the U.S. producer, announced a curtailment of production, and OCP, the Moroccan producer, notified that it intends to focus on production of phosphoric acid and TSP fertilizers (phosphate fertilizers that do not contain ammonia). The situation prevailing in the market for phosphate fertilizers also harmed the US producer MissPhos, which declared bankruptcy and discontinued its production of fertilizers in the beginning of December.

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 15

Results of Operations

Below is a percentage breakdown of the segment's sales and operating income in the period of the report, by areas of operation (before setoffs of inter-segment sales):

1-12/2014	1-12/2013	10-12/2014	10-12/2013
Sales
Potash	52%	54%	53%	57%
Phosphate	48%	46%	47%	43%

Operating income
Potash	80%	90%	74%	158%
Phosphate	20%	10%	26%	(58)%*
* In the fourth quarter of 2013 a provision was recorded, in the amount of about USD 60 million, in respect of an early-retirement plan in ICL Rotem.

Potash
Revenues in this segment include sales of potash from Israel, Spain (ICL Iberia) and the United Kingdom (ICL UK).

Potash – Revenues and Profit

$ millions	1-12/2014	1-12/2013	10-12/2014	10-12/2013
Revenues*	1,816	2,027	431	465
Operating income	536	740	128	140
  *Including revenues from inter-segment sales.

The decrease in revenues in the period of the report, compared with the corresponding period last year, stems from a decrease in selling prices, which led to a decrease in sales, in the amount of about USD 325 million. In contrast, this decrease was partly offset by an increase in quantities sold, which led to an increase in revenues, in the amount of about USD 103 million and from the impact of the change in the currency exchange rates, in the amount of about USD 12 million.

The decrease in revenues in the fourth quarter compared with the corresponding quarter last year stems from a decrease in quantities sold, which led to a decrease in sales, in the amount of about USD 35 million, and the impact of the change in the currency exchange rates, in the amount of about USD 11 million. In contrast, this decrease was partly offset by an increase in selling prices, which led to an increase in revenues, in the amount of about USD 12 million. As a result of labor interruptions at ICL Dead Sea in the fourth quarter, the Company's sales were adversely affected, in the amount of about USD 60 million.

The decrease in operating income in the period of the report stems mainly from a decrease in the selling prices of potash, which led to a decline, in the amount of about USD 325 million, an increase in the cost of sales due to an increase in quantities sold, in the amount of about USD 19 million, and from a one-time expense in connection with a provision for arbitration relating to royalties in respect of prior periods, in the amount of about USD 8 million. On the other hand, this decrease was partly offset by the impact of the increase in quantities of potash sold, in the amount of about USD 103 million, a decline in the energy costs, in the amount of about USD 35 million, from a decline in shipping expenses, in the amount of about USD 7 million, and from a decline in other operating expenses, in the amount of about USD 3 million.

16 Israel Chemicals Limited Q4 2014 and 2014 Year End Results

The decrease in operating income in the quarter stems mainly from a decrease in quantities of potash sold, in the amount of about USD 35 million, and an increase in other operating expenses, in the amount of about USD 6 million, stemming from, among other things, the labor interruptions at ICL Dead Sea. Conversely, this decrease was partly offset by an increase in selling prices of potash, in the amount of about USD 12 million, a decrease in the cost of sales resulting from a decrease in quantities sold, in the amount of about USD 11 million, from a decrease in energy costs, in the amount of USD 4 million, and from the impact of the change in currency exchange rates, mainly the shekel against the dollar, in the amount of USD 2 million.

Potash – Production, Sales and Closing Inventories

Thousands of tonnes	1-12/2014	1-12/2013	10-12/2014	10-12/2013
Production	5,143	5,155	1,318	1,351
Sales to external customers	5,034	4,712	1,150	1,249
Sales to internal customers	321	323	68	82
Total sales (including internal sales)	5,355	5,035	1,218	1,331
Closing inventory	914	1,126	914	1,126

The quantity of potash sold to external customers in the period of the report is about 322 thousand tonnes higher than in the corresponding period last year, mainly due to an increase in the quantities sold to China, the United States and Europe, which was partly offset by a decline in the quantities sold to India and South America. The quantity of potash sold to external customers in the fourth quarter was about 99 thousand tonnes lower than in the corresponding quarter last year, mainly as a result of a decline in quantities sold to China (as a result, among other things, of the labor interruptions at ICL Dead Sea), which was partly offset by an increase in sales to the United States and additional locations. Production of potash in the period of the report and in the fourth quarter was about 12 thousand tonnes and about 33 thousand tonnes lower, respectively, than in the corresponding periods last year, as a result of a decrease in production in Israel, due to, among other things, labor interruptions at ICL Dead Sea, which was partly offset by an increase in production in the United Kingdom and in Spain.

Fertilizers and Phosphates

Fertilizers and Phosphates – Revenues and Profit

$ millions	1-12/2014	1-12/2013	10-12/2014	10-12/2013
Revenues*	1,678	1,754	385	356
Operating income (loss)	133	79	45	(51)
Adjusted operating income	141	139	37	9

* Including revenues from inter-segment sales.

The decrease in sales in the period of the report stems from a decrease in selling prices of phosphate fertilizers, which caused a decrease in the sales of about USD 94 million. This decrease was partly offset as a result of the change in the currency exchange rates, in the amount of about USD 18 million.

The increase in sales in the quarter stems from an increase in the quantities sold, including the first-time consolidation of companies acquired during the period of the report, which led to an increase in sales of about USD 30 million, and from an increase in selling prices of phosphate fertilizers,

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 17

which caused an increase in sales of about USD 7 million. This increase was offset, in part, by changes in the currency exchange rates, in the amount of about USD 8 million.

The increase in operating income in the period of the report derives mainly from a decrease in the prices of raw materials, in the amount of about USD 33 million, from a decline in salaries expenses, in the amount of about USD 36 million, mainly as a result of the retirement of employees at ICL Rotem, from changes in currency exchange rates, in the amount of about USD 3 million, a drop in shipping expenses due to a fall in the quantities sold in the amount of about USD 2 million, and a decline in other operating costs, in the amount of about USD 22 million, due to, among other things, a decrease in maintenance costs and costs of contractors. On the other hand, this increase was partially offset by a fall in selling prices, in the amount of about USD 94 million, and the impact of the strike at ICL Rotem, in the amount of about USD 16 million, net of receipt of strike insurance reimbursement, in the amount of about USD 8 million. Operating income last year was impacted by a provision for early retirement at ICL Rotem, in the amount of about USD 60 million.

The increase in operating income in the quarter derives mainly from an increase in quantities sold, including due to the first-time consolidation of companies acquired during the period of the report, in the amount of about USD 30 million, an increase in sale prices, in the amount of about USD 7 million, the impact of the change in currency exchange rates, in the amount of about USD 5 million, a decline in other operating costs, in the amount of about USD 10 million, a decrease in salary expenses, in the amount of about USD 5 million, and receipt of a strike insurance reimbursement in the amount of about USD 8 million. On the other hand, this increase was partly offset by an increase in the cost of sales, due to an increase in quantities sold, in the amount of about USD 21 million, and an increase in raw-material prices, in the amount of about USD 8 million. Operating income in the corresponding quarter last year was impacted by a provision for early retirement at ICL Rotem in the amount of about USD 60 million.

Fertilizers and Phosphates – Production and Sales

Thousands of tonnes	1-12/2014	1-12/2013	10-12/2014	10-12/2013
Phosphate rock
Production of rock	3,357	3,578	871	903
Sales *	920	879	255	198
Phosphate rock used for internal purposes	2,398	2,577	715	621
Fertilizers
Production	1,590	1,747	391	416
Sales *	1,695	1,695	354	316

* To external customers.

Production of phosphate fertilizers and phosphate rock, in the period of the report, was 157 thousand tonnes and 221 thousand tonnes lower, respectively, compared with the corresponding period last year, as a result of the strike at ICL Rotem that took place in the first half of the year and the damage caused to ICL Rotem's sulfuric acid production facility.

18 Israel Chemicals Limited Q4 2014 and 2014 Year End Results

Operating Segments – ICL Industrials Products

Business environment

During 2014 and in the fourth quarter of 2014, there was a certain improvement in demand for bromine-based flame retardants for some uses in the electronics’ sector. There is a mild pressure on prices of most bromine-based flame retardants. During the fourth quarter of 2014, prices of elemental bromine were relatively stable in the US and Europe, whereas prices in China increased. Despite a decline in fuel prices in the fourth quarter of 2014, demand for clear brine fluids for oil and gas drilling continued to be strong due to relatively high drilling in the US. The market for chlorine-based biocides for swimming pools was impacted during 2014 and in the fourth quarter of 2014 by a low level of prices due to the strategy of competitors aimed at increasing their market share. In the beginning of 2013, the US Department of Commerce decided to impose an anti-dumping tax on manufacturers of chlorine-based biocides from China, at the rate of about 30%–38%. In the beginning of 2014, the anti-dumping tax on the Chinese was increased by a further 20%, and at the beginning of April 2014 the authorities in the US gave notice of an imposition of anti-dumping taxes on Japanese manufacturers at the rate of 59%-109%. However, taxation of Japanese producers for 2015 was cancelled during the fourth quarter of 2014. In the field of bromine-based biocides used for water treatment, the trend of increasing demand continued in 2014 and in the fourth quarter of 2014. The technological development that enables production of shale gas and applications thereof in the US creates additional business opportunities for the Company and among other things, an increase in demand for bromine-based biocides for treatment of water. Nonetheless, the recent trend of declining energy prices is acting to moderate these business opportunities. The market for inorganic bromides for neutralizing mercury (Merquel® products) showed an increase in demand in 2014 and in the fourth quarter of 2014 due to an increasing interest on the part of coal-based power stations to take advantage of Section 45 (which grants a tax credit to stations that reduce mercury emissions). The increase also stems from the entry of new customers as part of the preparations for the entry into effect of a new regulatory system in the US which requires the reduction of mercury emissions during 2015.
In the beginning of 2015, the demand for flame retardants used in the area of connectors and televisions was stable and there was a good demand for clear brines fluids, however there is a high level of uncertainty in the market due to the decrease in oil price. Strong demand continues for bromine-based biocides for treatment of water, mainly Fuzzicide. Furthermore, the strengthening of the dollar against the shekel is expected to positively affect the costs.

Results of Operations

Sales
Sales of ICL-IP in the period of the report were about USD 1,337 million – an increase of about USD 40 million compared with the corresponding period last year. This increase stems from an increase in quantities sold, mainly of bromine-based flame retardants, bromine-based and chlorine-based biocides used for water treatment, inorganic bromine products and magnesium products, in the amount of about USD 65 million. This increase was partly offset by a decline in selling prices, mainly of inorganic bromine products and bromine-based flame retardants, which reduced sales by about USD 22 million, as well as the impact of the currency exchange rates, in the amount of about USD 3 million.

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 19

Sales of ICL-IP in the fourth quarter were about USD 313 million, an increase of about USD 8 million compared with the corresponding quarter last year. This increase stems from an increase in quantities of inorganic bromine products and of magnesium products sold, in the amount of about USD 17 million. This increase was partly offset by a decline in currency exchange rates, in the amount of about USD 8 million, and a drop in selling prices, mainly of inorganic bromine products and bromine-based flame retardants, which reduced sales by about USD 1 million.

Profitability
Operating loss in the period of the report totaled about USD 62 million, compared with operating income of about USD 115 million in the corresponding period last year. Operating income after eliminating unusual items, as detailed below, in the period of the report, amounted to about USD 128 million, compared with adjusted operating income last year, in the amount of about USD 150 million. The rate of adjusted operating income out of the sales amounted to about 9.6% compared with adjusted operating income rate of about 11.5% last year.

The decrease in operating income is primarily as a result of unusual items in connection with a provision for royalties relating to prior periods due to an arbitration decision in the amount of about USD 141 million, an impairment of assets in subsidiaries in the US and Europe, in the amount of about USD 49 million, a decrease in selling prices, which reduced the operating income by the amount of about USD 22 million, the impact of changes in currency exchange rates, in the amount of about USD 15 million, an increase in royalties' expenses relating to current period as a result of the arbitration decision, in the amount of about USD 12 million, an increase in shipping expenses due mainly to an increase in quantities sold, in the amount of about USD 8 million, and an increase in other operating expenses, in the amount of about USD 4 million. This decrease was partly offset by an increase in quantities sold and a change in the mix of quantities of various products sold, which led to an increase in income of about USD 24 million, and a decrease in the raw-material and energy prices, which contributed about USD 15 million to the income. The operating income last year was impacted by a provision for treatment of waste and an impairment of assets, in the amounts of about USD 25 million and about USD 10 million, respectively.

Operating loss in the fourth quarter totaled about USD 19 million, compared with operating loss of about USD 10 million in the corresponding quarter last year. Operating income after eliminating unusual items in the fourth quarter amounted to about USD 30 million, compared with adjusted operating income of about USD 25 million in the corresponding quarter last year. The rate of the adjusted operating income out of the sales amounted to about 9.6% compared with an adjusted operating income rate of about 8.2% last year.

The decrease in operating income is primarily as a result of an impairment of assets in subsidiaries in the US and Europe, in the amount of about USD 49 million, a decrease in selling prices, which led to a decrease in income of about USD 1 million, an increase in royalties' expenses in the fourth quarter due to the arbitration decision, in the amount of about USD 4 million, the impact of changes in the currency exchange rates, in the amount of about USD 3 million, and an increase in other operating expenses, in the amount of about USD 2 million. This decrease was partly offset by an increase in quantities sold and a change in the mix of quantities sold of various products, which led to an increase in income of about USD 14 million. The operating income last year was impacted by a provision for treatment of waste and an impairment of assets, in the amounts of about USD 25 million and about USD 10 million, respectively.

20 Israel Chemicals Limited Q4 2014 and 2014 Year End Results

Operating Segments - ICL Performance Products

Business environment

In the fourth quarter, the demand for the Company's downstream phosphate-based products in European and US markets declined compared with the corresponding period last year mainly as a result of competition with exporters of phosphoric acid to the US, along with a decline in demand for phosphate salts deriving from the continuing economic slowdown in Europe. Furthermore, increase of competition with competitors who implemented a sales strategy that gives preference to market share over prices continued to have an impact in the fourth quarter. In addition, the financial crisis in Russia moderated the Company's growth opportunities in the field of food specialties products as a result of increased competition in this market and the desire to maintain market shares at reasonable prices. The weakening euro also contributed to the decline in revenues in the period of the report, which was mostly offset by a decline in the costs in dollar terms in the companies in Europe. The increase in the quantities sold stems mainly from the acquisition of companies (acquisition of the German company, Hagesued and, to a lesser extent, the acquisition of Auxquimia in Spain), which partly offset the impact of the weaker demand associated with the European economic slowdown. P2S5 sales were impacted by an extended maintenance outage during the period which affected shipments to North American customers. Non-core businesses were weak. In addition, during the fourth quarter the Company recognized a loss from impairment in value, in the amount of approximately USD 22 million, due to signing an agreement for the sale of its AntiGerm activities. On the other hand, the Fosbrasil acquisition, which was concluded in December, resulted in the recognition of a gain of USD 36 million due to its consolidation.

Due to the continuing economic slowdown in Europe along with the financial crisis in Russia, the Company does not expect an improvement in these markets in the first quarter of 2015. On the other hand, the US market is showing strength, despite competition from local suppliers and imports from China.

Results of Operations

Sales
Total sales in the period of the report amounted to about USD 1,614 million, an increase of about USD 39 million compared with the corresponding period last year. This increase stems from the first-time consolidation of companies acquired during the period of the report, in the amount of about USD 56 million, and from an increase in selling prices of about USD 12 million. These impacts were partly offset by a decrease in quantities sold of about USD 21 million, and the impact of changes in currency exchange rates, in the amount of about USD 7 million.

Sales in the fourth quarter amounted to about USD 363 million, a decrease of USD 13 million compared with the corresponding quarter last year. This decrease stems from a decrease in quantities sold, in the amount of about USD 23 million, and from the impact of changes in currency exchange rates, in the amount of about USD 17 million. These increases were mitigated somewhat by the first-time consolidation of companies acquired during the period of the report, in the amount of about USD 23 million, and from an increase in selling prices of about USD 4 million.

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 21

Profitability
The segment's operating income in the period of the report amounted to about USD 197 million, an increase of about USD 2 million compared with the corresponding period last year. This increase stems mainly from income due to entry into the consolidation, in the amount of USD 36 million, resulting from acquisition of the entire holdings in Fosbrasil S.A. (hereinafter – “Fosbrasil”) which led to an increase from a rate of holdings of 44.25% to 100%, resulting in the consolidation of, Fosbrasil in the Company's financial statements, and from an increase in selling prices, in the amount of about USD 12 million. This increase was partially offset by an impairment in value of assets in subsidiaries in Europe, in the amount of about USD 22 million, an increase in costs due to the strike at ICL Rotem, in the amount of about USD 10 million (net of the insurance reimbursement received on account of the strike, in the amount of about USD 1 million), a decline in quantities sold, net of first-time consolidation of companies acquired during the period of the report, in the amount of about USD 9 million, and an increase in raw-material prices, in the amount of about USD 5 million.

The segment's operating income in the fourth quarter amounted to about USD 41 million, an increase of about USD 6 million compared with the corresponding quarter last year. This increase was caused primarily by income from the consolidation, in the amount of about USD 36 million due to acquisition of the entire holding in Fosbrasil, as noted above, from an increase in selling prices, in the amount of about USD 5 million, and from a strike insurance reimbursement received, in the amount of about USD 1 million. This increase was partially offset by an impairment in the value of assets in subsidiaries in Europe, in the amount of about USD 22 million, and a decrease in quantities sold, including first-time consolidation of companies acquired during the period of the report, in the amount of about USD 13 million.

22 Israel Chemicals Limited Q4 2014 and 2014 Year End Results

The Financial Position and Sources of Financing of ICL

As at December 31, 2014, an increase of about USD 915 million was recorded in ICL's net interest-bearing financial liabilities, compared with the balance at the end of 2013, bringing the total to approximately USD 2,659 million.

ICL's sources of financing are short-term and long-term bank loans, mostly from international banks and Israeli institutions, debentures issued to institutional investors in Israel and the USA, and securitization of customer receivables, whereby some of the Group companies sell customer receivables in return for provision of a credit facility. The total amount of the securitization framework and credit facility deriving therefrom amounts to about USD 350 million. As at December 31, 2014, ICL had used about USD 290 million of the securitization facility.

ICL also has long-term credit facilities of USD 1,425 million and Euro 177 million, of which about USD 821 million has not been used.

On December 2, 2014, the Company completed the private issuance of senior notes pursuant to Section 144A and Regulation S of the U.S. Securities Act of 1933, as amended, to institutional investors in the U.S., Europe and Israel, in an aggregate principal amount of USD 800 million, due December 2, 2024. The notes carry an annual coupon of 4.5% to be paid in semi-annual installments, on June 2 and December 2 of each year. The notes were issued at a price of 99.285% to yield 4.59%, for a total consideration of approximately USD 794 million. The notes have been rated BBB (stable) by Standard and Poor's and BBB (stable) by Fitch Rating Ltd. The notes are registered for trade in the TACT Institutional, by the Tel-Aviv Stock Exchange Ltd.

Cash Flows

The cash flows generated by operating activities in the period of the report amounted to about USD 895 million, compared with about USD 1,127 million in the corresponding period last year. Most of the decline in the cash flows from current operating activities derives from the decrease in income offset by changes in the working capital in the payables category, mainly as a result of a decrease in the fair value of derivatives (net of the change in trade receivables and inventory), and from adjustment of additional non-cash accounting income and expenses in the period of the report relating to an impairment in value of assets and income from entry into the consolidation. The cash flows from current operating activities together with the increase in the financial liabilities were the main source for financing payment of the dividends, in the amount of about USD 845 million, financing the net investments in property, plant and equipment, in the amount of USD 752 million and acquisition of activities, in the amount of about USD 143 million.

The cash flows generated by operating activities in the fourth quarter amounted to about USD 313 million, compared with about USD 116 million in the corresponding period last year. The cash flows in the corresponding period last year were impacted by an unusual payment, in the amount of about USD 107 million, in respect of release of trapped earnings, where the provision in respect thereof was recorded in the third quarter of 2013.

Investments

In the period of the report, investments in property, plant and equipment declined mainly due to completion of most of the construction work with respect to the partition in the dykes demarking

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 23

Pond No. 5 at the Dead Sea in 2013. The cash used for investment in property, plant and equipment declined compared with the corresponding period last year (about USD 752 million compared with USD 827 million) as a result of a decrease in investment as stated, net of the impact of the payments made to suppliers of property, plant and equipment in the period of the report. The cash flow used for investment activities increased in the period of the report mainly as a result of an increase in payments made in connection with business combinations, investments in intangible assets and investments in equity-accounted investees.

24  Israel Chemicals Limited Q4 2014 and 2014 Year End Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential” among others.

Forward-looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward- looking statements due to various factors, including, but not limited to, those identified in the “Risk factors” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 23, 2014 (“F-1”). These risks and uncertainties include factors relating to: loss or impairment of business licenses or mining permits or concessions; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; accidents or disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; labor disputes, slowdowns and strikes involving our employees; currency rate fluctuations; rising interest rates; general market, political or economic conditions in the countries in which we operate; pension and health insurance liabilities; price increase or shortages with respect to our principal raw materials; volatility of supply and demand and the impact of competition; changes to laws or regulations (including environmental protection and safety and tax laws or regulations), or the application or interpretation of such laws or regulations; government examinations or investigations; the difference between actual reserves and our reserve estimates; failure to integrate or realize expected benefits from acquisitions and joint ventures; volatility or crises in the financial markets; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine-based products and other industrial products; litigation, completion of acquisition/M&A, arbitration and regulatory proceedings; war or acts of terror; and other risk factors discussed under “Risk Factors” in the F-1.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

 Israel Chemicals Limited Q4 2014 and 2014 Year End Results 25

ICL

Where needs take us

# Consolidated Financial Statements

As at December 31, 2014

In Thousands of U.S. Dollars

Consolidated Statements of Financial Position (Unaudited)

December 31 2014	December 31 2013
US$ thousands	US$ thousands
Current assets
Cash and cash equivalents	130,831	188,340
Short-term investments and deposits	116,492	96,388
Trade receivables	1,039,146	1,057,028
Derivatives and other receivables	154,784	186,317
Current tax assets	139,093	105,270
Inventories	1,335,098	1,408,297
Assets held for sale	224,595	-

Total current assets	3,140,039	3,041,640

Non-current assets
Investments in equity-accounted investees	184,549	174,511
Long-term deposits and receivables	11,666	15,768
Surplus in defined benefit plan	66,063	83,124
Long-term derivative instruments	-	7,619
Non-current inventories	57,035	62,252
Deferred tax assets	158,443	111,157
Property, plant and equipment	3,926,873	3,686,240
Intangible assets	802,920	791,174

Total non-current assets	5,207,549	4,931,845

Total assets	8,347,588	7,973,485

 Israel Chemicals Limited Quarterly Report 27

Consolidated Statements of Financial Position (Unaudited)

December 31 2014	December 31 2013
US$ thousands	US$ thousands
Current liabilities
Short-term credit and current portion of long- term debt	602,749	718,284
Trade payables	584,909	669,102
Provisions	35,118	38,485
Derivatives and other payables	692,913	500,453
Current tax liabilities	36,461	33,717
Liabilities held for sale	50,702	-

Total current liabilities	2,002,852	1,960,041

Non-current liabilities
Long-term debt	1,239,494	1,243,638
Debentures	1,064,222	67,000
Long-term derivative instruments	19,321	6,582
Deferred taxes	259,877	220,877
Employee benefits	659,165	702,103
Provisions	102,431	94,570

Total non-current liabilities	3,344,510	2,334,770

Total liabilities	5,347,362	4,294,811

Equity
Share capital	543,107	542,853
Share premium	133,633	133,633
Capital reserves	(135,277)	84,715
Retained earnings	2,692,364	3,152,832
Treasury shares	(260,113)	(260,113)

Total shareholders’ equity	2,973,714	3,653,920

Non-controlling interests	26,512	24,754

Total equity	3,000,226	3,678,674

Total liabilities and equity	8,347,588	7,973,485

28  Israel Chemicals Limited Quarterly Report

Consolidated Statements of Income (Unaudited)

For the year ended		For the three-month period ended
December 31 2014	December 31 2013	December 31 2014	December 31 2013
US$ thousands	US$ thousands	US$ thousands	US$ thousands

Sales	6,110,710	6,271,542	1,403,026	1,416,075
Cost of sales	3,914,573	3,861,572	889,703	889,385

Gross profit	2,196,137	2,409,970	513,323	526,690

Selling, transport and marketing expenses	839,207	850,325	194,085	220,034
General and administrative expenses	305,526	281,491	80,037	74,350
Research and development expenses, net	86,943	82,870	20,279	21,579
Other expenses	259,336	110,194	85,935	99,546
Other income	(52,545)	(16,276)	(41,406)	(11,820)

Operating income	757,670	1,101,366	174,393	123,001

Finance expenses	278,243	158,403	114,276	51,267
Finance income	(122,295)	(131,548)	(48,597)	(45,720)

Financing expenses, net	155,948	26,855	65,679	5,547

Share in earnings of equity accounted investees	30,532	25,685	11,897	7,049

Income before income taxes	632,254	1,100,196	120,611	124,503

Income taxes	166,152	280,023	35,582	4,941

Net income	466,102	820,173	85,029	119,562

Attributable to:
The shareholders of the Company	463,555	818,573	85,324	119,202
Non-controlling interests	2,547	1,600	(295)	360

Net income	466,102	820,173	85,029	119,562

Earnings per share attributable to	US $	US $	US $	US $
the equity holders of the company:

Basic earnings per share	0.365	0.644	0.067	0.094

Diluted earnings per share	0.365	0.644	0.067	0.094

Israel Chemicals Limited Quarterly Report 29

Consolidated Statements of Comprehensive Income (Unaudited)

For the year ended		For the three-month period ended
December 31 2014	December 31 2013	December 31 2014	December 31 2013
US$ thousands	US$ thousands	US$ thousands	US$ thousands

Net Income	466,102	820,173	85,029	119,562

Components of other comprehensive income that may be reclassified subsequently to net income
Currency translation effects	(220,196)	49,142	(75,875)	26,706
Gain (losses) on derivatives designated as a cash flow hedge	(11,635)	1,718	(261)	(1,719)
Income tax relating to items that may be reclassified subsequently to net income	-	(898)	-	(90)
Total	(231,831)	49,962	(76,136)	24,897

Items that will not be reclassified to net income
Actuarial gains (losses) from defined benefit plan	(103,174)	47,282	(6,624)	9,369
Income tax relating to items that will not be reclassified to net income	24,476	(14,172)	1,802	(3,499)
Total	(78,698)	33,110	(4,822)	5,870

Total comprehensive income	155,573	903,245	4,071	150,329

Attributable to:
The shareholders of the Company	153,163	901,749	4,446	150,054
Non-controlling interests	2,410	1,496	(375)	275

Total comprehensive income	155,573	903,245	4,071	150,329

30  Israel Chemicals Limited Quarterly Report

Consolidated Statements of Changes in Equity (Unaudited)

Non-
Attributable to the shareholders of the Company							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders’
capital	premium	adjustment	reserves	at cost	earnings	equity
US$ thousands
For the year ended December 31, 2014

Balance as at January 1, 2014	542,853	133,633	19,183	65,532	(260,113)	3,152,832	3,653,920	24,754	3,678,674

Share-based compensation	254	-	-	11,790	-	-	12,044	-	12,044
Dividends paid	-	-	-	-	-	(845,325)	(845,325)	(652)	(845,977)
Taxes on shares-based
compensation	-	-	-	(88)	-	-	(88)	-	(88)
Comprehensive income	-	-	(220,059)	(11,635)	-	384,857	153,163	2,410	155,573

Balance as at December 31, 2014	543,107	133,633	(200,876)	65,599	(260,113)	2,692,364	2,973,714	26,512	3,000,226

31  Israel Chemicals Limited Quarterly Report

Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Non-
Attributable to the shareholders of the Company							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders’
capital	premium	adjustment	reserves	at cost	earnings	equity
US$ thousands
For the year ended December 31, 2013

Balance as at January 1, 2013*	542,769	101,501	(30,063)	75,375	(260,113)	2,935,537	3,365,006	23,258	3,388,264

Exercise of options	84	32,132	-	(32,216)	-	-	-	-	-
Share-based compensation	-	-	-	21,776	-	-	21,776	-	21,776
Dividends paid	-	-	-	-	-	(634,388)	(634,388)	-	(634,388)
Taxes on shares-based
compensation	-	-	-	(223)	-	-	(223)	-	(223)
Comprehensive income	-	-	49,246	820	-	851,683	901,749	1,496	903,245

Balance as at December 31, 2013	542,853	133,633	19,183	65,532	(260,113)	3,152,832	3,653,920	24,754	3,678,674

*Restated – retrospective restatement as a result of the first-time application of international reporting standards IFRS 11 and IAS 19.

 Israel Chemicals Limited Quarterly Report 32

Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Non-
Attributable to the shareholders of the Company							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders’
capital	premium	adjustment	reserves	at cost	earnings	equity
US$ thousands
For the three-month period ended December 31, 2014

Balance as at October 1, 2014	543,107	133,633	(125,081)	62,427	(260,113)	2,736,862	3,090,835	27,539	3,118,374

Share-based payments	-	-	-	3,427	-	-	3,427	-	3,427
Dividends paid	-	-	-	-	-	(125,000)	(125,000)	(652)	(125,652)
Taxes on shares-based
compensation	-	-	-	6	-	-	6	-	6
Comprehensive income	-	-	(75,795)	(261)	-	80,502	4,446	(375)	4,071

Balance as at December 31, 2014	543,107	133,633	(200,876)	65,599	(260,113)	2,692,364	2,973,714	26,512	3,000,226

33 Israel Chemicals Limited Quarterly Report

Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Non-
Attributable to the shareholders of the Company							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders’
capital	premium	adjustment	reserves	at cost	earnings	equity
US$ thousands
For the three-month period ended December 31, 2013

Balance as at October 1, 2013	542,853	133,633	(7,608)	62,765	(260,113)	3,082,165	3,553,695	24,479	3,578,174

Share-based payments	-	-	-	4,579	-	-	4,579	-	4,579
Dividends paid	-	-	-	-	-	(54,405)	(54,405)	-	(54,405)
Taxes on shares-based
compensation	-	-	-	(3)	-	-	(3)	-	(3)
Comprehensive income	-	-	26,791	(1,809)	-	125,072	150,054	275	150,329

Balance as at December 31, 2013	542,853	133,633	19,183	65,532	(260,113)	3,152,832	3,653,920	24,754	3,678,674

 Israel Chemicals Limited Quarterly Report 34

Consolidated Statements of Cash Flows (Unaudited)

For the year ended		For the three-month period ended
December 31 2014	December 31 2013	December 31 2014	December 31 2013
US$ thousands	US$ thousands	US$ thousands	US$ thousands

Cash flows from operating activities
Net Income	466,102	820,173	85,029	119,562
Adjustments for:
Depreciation and amortization	427,478	347,741	163,431	102,086
Interest expenses, net	73,865	41,951	5,105	12,487
Share in earnings of equity-accounted investees	(30,532)	(25,685)	(11,897)	(7,049)
Loss (gain) on sale of property, plant and equipment, net	(5,746)	(1,958)	648	(2,216)
Share-based compensation	12,044	21,776	3,427	4,579
Revaluation of assets and liabilities denominated in foreign currencies	(35,976)	29,541	14,729	5,907
Gain on achievement of control of an associated company	(35,740)	(1,827)	(35,740)	-
Income tax expenses	166,152	280,023	35,582	4,941
	1,037,647	1,511,735	260,314	240,297

Change in inventories	(33,333)	4,061	(89,085)	(44,784)
Change in trade and other receivables	(25,461)	19,614	148,747	(3,533)
Change in trade and other payables	55,323	(84,903)	53,853	24,298
Change in provisions and employee benefits	66,126	53,782	(24,721)	63,510
	1,100,302	1,504,289	349,108	279,788

Income taxes paid	(158,772)	(333,794)	(24,336)	(146,772)
Interest received	1,974	2,380	425	506
Interest paid	(48,822)	(45,966)	(12,103)	(17,807)
Net cash provided by operating activities	894,682	1,126,909	313,094	115,715

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	8,618	3,304	82	2,031
Short-term loans and deposits, net	(22,861)	38,770	(16,821)	(2,811)
Business acquisitions, net of cash acquired	(142,880)	(63,057)	(54,968)	-
Dividends from equity-accounted investees	16,640	23,168	3,433	8,226
Purchases of property, plant and equipment, net	(751,806)	(826,588)	(161,976)	(236,722)
Purchases of intangible assets	(83,114)	(22,093)	(18,586)	(10,132)
Investments and loans to equity-accounted investees	(22,614)	-	-	-
Proceeds from sale of long-term deposits	1,913	7,164	356	5,926
Net cash used in investing activities	(996,104)	(839,332)	(248,480)	(233,482)

Cash flows from financing activities
Dividend paid to the shareholders	(845,325)	(634,388)	(125,000)	(54,405)
Dividend paid to non-controlling interests	(652)	-	(652)	-
Receipt of long-term debt	2,055,146	674,736	1,053,763	390,298
Repayment of long-term debt	(998,992)	(613,457)	(715,208)	(437,398)
Short-term credit from banks and others, net	(142,253)	263,119	(323,004)	96,654
Net cash provided by (used in) financing activities	67,924	(309,990)	(110,101)	(4,851)

Net change in cash and cash equivalents	(33,498)	(22,413)	(45,487)	(122,618)
Cash and cash equivalents as at beginning of the period	188,340	206,067	189,130	309,222
Net effect of currency translation on cash and cash equivalents	(16,409)	4,686	(5,210)	1,736
Cash and cash equivalents included as part of assets held for sale	(7,602)	-	(7,602)	-
Cash and cash equivalents as at end of the period	130,831	188,340	130,831	188,340

35 Israel Chemicals Limited Quarterly Report

Operating Segments

Operating segment data (Unaudited)

Fertilizers				Industrial	Performance	Other
Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
US$ thousands
Year 2014:

Sales to external parties	1,620,298	1,521,683	-	3,141,981	1,316,829	1,533,080	118,820	-	6,110,710
Inter-segment sales	195,997	156,533	(92,949)	259,581	19,962	81,091	29,611	(390,245)	-
Total sales	1,816,295	1,678,216	(92,949)	3,401,562	1,336,791	1,614,171	148,431	(390,245)	6,110,710

Income from ordinary activities	536,491	132,938	656	670,085	(62,281)	197,300	(9,367)		795,737

Unallocated expenses and intercompany eliminations									(38,067)
Operating income									757,670

Financing expenses									(278,243)
Financing income									122,295
Share in profits of Investee companies accounted for using the equity method of accounting									30,532
Income before taxes on income									632,254

Capital expenditures	456,272	152,819	-	609,091	108,235	202,956	8,226	-	928,508
Unallocated capital expenditures									29,203
Total capital expenditures									957,711

Depreciation and amortization	103,530	121,680	-	225,210	122,992	70,848	6,574	-	425,624
Unallocated depreciation and amortization									1,854
Total depreciation and amortization									427,478

 Israel Chemicals Limited Quarterly Report 36

Operating Segments (cont'd)

Operating segment data (Unaudited) (cont'd)

Fertilizers				Industrial	Performance	Other
Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
US$ thousands
Year 2013:

Sales to external parties	1,797,360	1,584,420	-	3,381,780	1,277,432	1,496,601	115,729	-	6,271,542
Inter-segment sales	229,237	169,815	(125,567)	273,485	19,253	78,095	38,980	(409,813)	-
Total sales	2,026,597	1,754,235	(125,567)	3,655,265	1,296,685	1,574,696	154,709	(409,813)	6,271,542

Income from ordinary activities	740,342	79,494	1,235	821,071	114,525	195,797	(16,574)		1,114,819

Unallocated expenses and intercompany eliminations									(13,453)
Operating income									1,101,366

Financing expenses									(158,403)
Financing income									131,548
Share in profit of investee companies accounted for using the equity method of accounting									25,685
Income before taxes on income									1,100,196

Capital expenditures	551,508	141,983	-	693,491	141,338	93,394	8,860	-	937,083
Unallocated capital expenditures									10,180
Total capital expenditures									947,263

Depreciation and amortization	100,533	117,895	-	218,428	75,071	46,580	6,323	-	346,402
Unallocated depreciation and amortization									1,339
Total depreciation and amortization									347,741

37 Israel Chemicals Limited Quarterly Report

Operating Segments (Cont'd)

Operating segment data (Unaudited) (cont'd)

Fertilizers				Industrial	Performance	Other
Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
US$ thousands
For the three-month period ended 31 December 2014

Sales to external parties	387,802	340,033	-	727,835	305,608	343,148	26,435	-	1,403,026
Inter-segment sales	42,817	45,139	(18,998)	68,958	6,998	20,195	8,198	(104,349)	-
Total sales	430,619	385,172	(18,998)	796,793	312,606	363,343	34,633	(104,349)	1,403,026

Income from ordinary activities	128,385	44,628	(2,359)	170,654	(19,049)	41,487	(4,358)		188,734

Unallocated expenses and intercompany eliminations									(14,341)
Operating income									174,393

Financing expenses									(114,276)
Financing income									48,597
Share in profits of Investee companies accounted for using the equity method of accounting									11,897
Income before taxes on income									120,611

Capital expenditures	119,494	44,410	-	163,904	30,553	116,078	1,703	-	312,238
Unallocated capital expenditures									(31,890)
Total capital expenditures									280,348

Depreciation and amortization	24,651	30,803	-	55,454	73,820	32,315	1,701	-	163,290
Unallocated depreciation and amortization									141
Total depreciation and amortization									163,431

 Israel Chemicals Limited Quarterly Report 38

Operating Segments (cont'd)

Operating segment data (Unaudited) (cont'd)

Fertilizers				Industrial	Performance	Other
Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
US$ thousands
For the three-month period ended 31 December 2013

Sales to external parties	415,880	317,427	-	733,307	298,905	355,451	28,412	-	1,416,075
Inter-segment sales	49,385	38,590	(27,075)	60,900	5,507	20,460	7,440	(94,307)	-
Total sales	465,265	356,017	(27,075)	794,207	304,412	375,911	35,852	(94,307)	1,416,075

Income from ordinary activities	139,772	(51,136)	(1,205)	87,431	(9,905)	34,997	(2,501)		110,022

Unallocated expenses and intercompany eliminations									12,979
Operating income									123,001

Financing expenses									(51,267)
Financing income									45,720
Share in profit of Investee companies accounted for using the equity method of accounting									7,049
Income before taxes on income									124,503

Capital expenditures	165,172	37,353	-	202,525	30,387	13,645	2,687	-	249,244
Unallocated capital expenditures									4,098
Total capital expenditures									253,342

Depreciation and amortization	27,251	34,267	-	61,518	26,762	11,792	1,564	-	101,636
Unallocated depreciation and amortization									450
Total depreciation and amortization									102,086

39  Israel Chemicals Limited Quarterly Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: February 11, 2015